Exhibit 99.1

Castor Maritime Inc. Announces New Vessel Acquisitions and the Delivery of the M/V Magic Vela
Limassol, Cyprus, May 17, 2021 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor”, or the “Company”), a diversified global shipping company, announces that it entered, through two separate wholly-owned subsidiaries, into agreements to acquire a 2013 Japanese-built and a 2014 Korean-built Panamax dry bulk carrier from unaffiliated third-parties for a purchase price of $19.06 and $21.0 million respectively.
The acquisitions are expected to be consummated by taking delivery of the vessels within the third and fourth quarter of this year and are subject to the satisfaction of certain customary closing conditions.
The 2013 Japanese-built dry bulk carrier will be delivered to the Company with a time charter contract attached with a reputable charterer, at a daily gross charter rate of $11,650 and with an estimated remaining term of about 2 to 4 months.
The agreement for the 2014 Korean-built Panamax dry bulk carrier contains a final purchase price adjustment mechanism, pursuant to which, in the event that the delivery of the vessel is concluded after July 20th, 2021, the purchase price shall be reduced by $10,500 per day from that day and until the day a valid notice of readiness for delivery is tendered by the seller.
The Company also announces that, on May 12, 2021, it took delivery of the M/V Magic Vela, the 2011 Chinese-built Panamax dry bulk carrier it had agreed to acquire as previously announced on April 28, 2021. The M/V Magic Vela acquisition was financed in its entirety with cash on hand.
Petros Panagiotidis, Chief Executive Officer of Castor, commented:
“We are happy to announce the acquisition of two additional Panamax vessels. Following the delivery of M/V Magic Vela, our fleet consists of 14 vessels, and after the completion of all our announced acquisitions, our fleet will consist of 26 vessels across the dry bulk and tanker segments.”

About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of oceangoing cargo vessels.
On a fully delivered basis, Castor will own a fleet of 26 vessels, with an aggregate capacity of 2.2 million dwt, consisting of 1 Capesize, 7 Kamsarmax and 10 Panamax dry bulk vessels, as well as 1 Aframax, 5 Aframax/LR2 and 2 MR1 tankers. Where we refer to information on a “fully delivered basis”, we are referring to such information after giving effect to the successful consummation of our recent vessel acquisitions.
For more information please visit the Company’s website at www.castormaritime.com Information on our website does not constitute a part of this press release.
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk and tanker shipping market conditions, including fluctuations in charter hire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk and tanker shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the length and severity of the COVID-19 outbreak, the impact of public health threats and outbreaks of other highly communicable diseases, the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off-hire, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:
Petros Panagiotidis
Castor Maritime Inc.
Email: ir@castormaritime.com
Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com